

Kevin Neumaier · 3rd

CEO at Swift Rails

Lancaster, New York, United States · Contact info

448 connections

 Swift Rails, Inc.

 University at Buffalo

Experience

CEO
Swift Rails, Inc.
Oct 2014 - Present · 7 yrs 6 mos
Buffalo/Niagara, New York Area

Swift Rails is new kind of transit. Typically, it will get you to your destination up to 5 times faster. It is also quicker to build, less costly and great to the environment. There is a cool video on our website at www.swiftrails.com that shows how the system work. If you get a chance to check it out, let me know what you think. ...see more

President & CEO
Ecology and Environment, Inc. (www.ene.com)
2008 - 2014 · 6 yrs

Led 1,600 global employees with projects in over 100 countries to record-setting revenue, $169 million, and earnings, $1.65 share. While under Kevin's leadership, Fortune magazine included E&E on its Hottest Small-cap Top 50 and "Green Pioneer" lists ...see more

Education

 **University at Buffalo**
MS, Natural Science (global ecology)
1989 - 1992

Master's project was calculating the carbon footprint of Erie County and recommending what to do about it.

 **Clarkson University**
BS, Civil and Environmental Engineering
1982 - 1986